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                                                                     EXHIBIT 3.3


                     AMENDMENTS TO THE AMENDED AND RESTATED
                               BYLAWS OF HEI, INC.
                        (EFFECTIVE AS OF MARCH 19, 2003)


A new Section 3.14 has been added:

                  Section 3.14. Chairman of the Board. The Chairman of the Board, if one is elected by the Board of Directors, shall preside at all meetings of the shareholders and directors and shall have such other duties as may be prescribed, from time to time, by the Board of Directors. The Chairman of the Board shall not be deemed to be an officer or employee of the corporation solely by serving as the Chairman of the Board.

Section 4.01 has been deleted in its entirety and replaced with the following:

                  Section 4.01. Officers. The officers of the corporation shall consist of a Chief Executive Officer, a Chief Financial Officer, a Secretary and such other officers and agents as may, from time to time, be elected or appointed by the Board of Directors. Any number of offices may be held by the same person.

Section 4.04 of the Bylaws is deleted in its entirety and replaced with the following:

                  Section 4.04.  [Reserved.]